SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29.300.006.939

Publicly Held Company

MATERIAL FACT

Braskem S.A. (“Braskem” or “Company”), in compliance with Instruction 358/02 issued by the Securities and Exchange Commission of Brazil (“CVM”), hereby announces to its shareholders and the general market that the Board of Directors of the Company, in a meeting held on June 13, 2019, approved the new Information Disclosure and Securities Trading Policy of the Company (“Disclosure and Trading Policy”), as made available on the website of the CVM (www.cvm.gov.br) and on the Investor Relations website of the Company (www.braskem-ri.com.br).

In accordance with the Information Disclosure and Securities Trading Policy, among other amendments, the Company will start to disclose its notices of material acts or facts, as of of the date hereof, on “Portal NEO1” (www.portalneo1.net), with the information made available in full in a section accessible at no charge.

In addition to the above disclosure, the Company will continue to disclose its material acts or facts on its Investor Relations website (www.braskem-ri.com.br) and on the system for submitting periodic and non-recurring information of the CVM (Empresas.Net System).

The Company further informs that it will update its registration form to inform the new channel for disclosing material acts or facts stated in the Information Disclosure and Securities Policy.

For more information, contact Braskem’s Investor Relations Department by calling +55 11 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

São Paulo, June 25, 2019

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.